VIA EDGAR

September 23, 2025

Mr. Robert Shapiro

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
10-K for Fiscal Year Ended December 31, 2024
Form 8-K Furnished July 29, 2025
File No. 000-20574

Dear Mr. Shapiro:

Set forth below are the responses of The Cheesecake Factory Incorporated (the “Company”) to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in the Staff’s comment letter, dated September 16, 2025. For your convenience, we have repeated the Staff’s comments in italics followed by the Company’s response.

Form 8-K filed July 29, 2025

Exhibit 99.2

Investor Presentation July 29, 2025

Q2 2025 Highlights, page 28

1.	We note you present in your investor presentation Adjusted EBITDA and Adjusted EPS here and on page 33, and Free Cash Flow on page 33. When presenting non- GAAP measures in your investor presentations, please present the most directly comparable GAAP measures. Refer to Rule 100(a)(1) of Regulation G.

The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will include a presentation of Net Income/Loss, the most directly comparable GAAP measure to Adjusted EBITDA, a presentation of Net Income/Loss per share, the most directly comparable GAAP measure to Adjusted EPS, and a presentation of Cash provided by/used in operating activities, the most directly comparable GAAP measure to Free Cash Flow, alongside any presentation of Adjusted EBITDA, Adjusted EPS and Free Cash Flow, respectively, and any other most directly comparable GAAP measures when presenting non-GAAP measures in its future investor presentations.

Please contact me at (818) 871-3000 with any additional questions.

Sincerely,

/s/ Matthew E. Clark
Matthew E. Clark
Executive Vice President and Chief Financial Officer